

November 21, 2013

Via E-mail
Sherri W. Schugart
President and Chief Executive Officer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056-6118

Re: Hines Global REIT II, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed November 4, 2013
File No. 333-191106

Dear Ms. Schugart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 6 of our letter dated October 8, 2013. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Management Compensation, page 4

2.   We note your response to comment 10 of our letter dated October 8, 2013. We continue to note that you will reimburse the advisor for any issuer costs that it pays on your behalf. Please revise to disclose the amount of organizational and offering expenses incurred to date by the advisor and clarify that you will reimburse the advisor for these expenses.

3.   We note your response to comment 11 of our letter dated October 8, 2013. We continue to believe that you should provide additional disclosure that clarifies the amounts that you will pay to your advisor or affiliates. To the extent such amount cannot be quantified, please provide a range of fees so that investors can better understand the fees to be paid to affiliates.

4.   We note your response to comment 13 of our letter dated October 8, 2013. We continue to believe that you should revise your disclosure in the Management Compensation Table on page 5 to include your estimated acquisition fees assuming your intended targeted leverage. In this regard, we note your disclosure on page 107 indicating that your leverage will be in the range of approximately 50% - 70%. Please revise accordingly in the table as well as in "Estimated Use of Proceeds."

5.   We note your response to comment 15 of our letter dated October 8, 2013. We also note your disclosure on page 72 that you will reimburse your advisor for personnel costs in connection with their performance of stockholder services, various services with respect to your non-U.S. investments, and professional services. Please revise your disclosure in the footnote on page 9 to clarify that you will reimburse your advisor for certain personnel costs.

Risk Factors, page 15

Hines' ability to cause the Operating Partnership to purchase Special OP Units . . ., page 40

6.   We note your response to comment 17 of our letter dated October 8, 2013. However, we are unable to locate the revised disclosure in the summary risk factors section. Please revise your summary risk factors to include this risk or advise.

Conflicts of Interest, page 92

7.   We note your response to comments 18 and 19 of our letter dated October 8, 2013. We continue to believe that you should identify in this section the other investment vehicles or funds managed by affiliates of your advisor that will compete directly with you for investment opportunities. Please revise accordingly. To the extent that your management or affiliates may be compensated at an increased rate by these competing investment vehicles or funds, please revise to clarify.

Prior Performance, page 113

8.   We note your response to comment 21 of our letter dated October 8, 2013. To the extent that Hines did not have investment control over certain entities, please tell us in each specific case why you believe it is appropriate to include prior performance information regarding these entities. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Alice L. Connaughton, Esq.